Coloplast

Ostomy care
Urology & Continence care
Wound & Skin care

Securities and Exchange Commissions
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

5 October 2009
DKGUJ

Coloplast A/S
Holtedam 1
3050 Humlebæk
Denmark
Tel: +45 49 11 11 11
www.coloplast.com
CVR-nr. 69749917



SUPPL

Gunilla Jensen
Coordinator

Corporate Communications

Dir. tlf. +4549113621
Mobil +4530853621
Fax +4549111555
dkguj@coloplast.com

Dear Sirs,

SEC File Number 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed announcement to Nasdaq OMX Copenhagen Nos. 11 and 12/2009.

Yours sincerely,
Coloplast A/S



Gunilla Jensen
Corp. Communications & IR

Encl.

10/29

Coloplast

Ostomy Care
Urology & Continence Care
Wound & Skin Care

Announcement No. 11/2009
29 September 2009

Capital Market Day

Coloplast's Capital Market Day (CMD) is held in Minneapolis (MN), US at 08:15 CST today. The purpose of the CMD is to provide an update to the market on Coloplast's performance with a focus on Coloplast's US operations. This update will not change current short or long-term financial expectations.

The CMD presentations are available at 08:15 CST (15:15 CET) on this link:

http://www.coloplast.com/About/calendarandevents/Pages/CapitalMarketDay2009.aspx

Ian Christensen
Head of IR

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Denmark

Investor Relations
Tel. +45 4911 1301
Fax +45 4911 1555
www.coloplast.com

CVR No.
69749917

Coloplast

Ostomy Care
Urology & Continence Care
Wound & Skin Care

For further information, please contact

Investors and analysts

Ian S.E. Christensen
Head of Investor Relations
Tel. +45 4911 1800/+45 4911 1301
Email: dkisec@coloplast.com

Press and the media

Anders Monrad Rendtorff
Vice President Corporate Communications
Tel. +45 4911 1920
Email: dkare@coloplast.com

This announcement is available in a Danish and an English-language version.
In the event of discrepancies, the Danish version shall prevail.

Coloplast develops products and services that make life easier for people with very personal and private medical conditions. Working closely with the people who use our products, we create solutions that are sensitive to their special needs. We call this intimate healthcare. Our business includes Ostomy Care, Urology and Continence Care and Wound and Skin Care. We operate globally and employ more than 7,000 people.

Coloplast

Ostomy Care
Urology & Continence Care
Wound & Skin Care

Announcement No. 12/2009
1 October 2009

Aage og Johanne Louis-Hansens Fond changes its holding of shares in Coloplast

Pursuant to section 28a of the Danish Public Companies Act and section 29 of the Danish Securities Trading Act, we hereby announce that Aage og Johanne Louis-Hansens Fond has increased their interests in Coloplast A/S.

Aage og Johanne Louis-Hansens Fond now holds 10.81% of the share capital and 14.66% of the votes in Coloplast A/S.

The interests of Aage og Johanne Louis-Hansens Fond are:

4,145,550 B shares of DKK 5 each

equivalent to a nominal value of DKK 20,727,750.-.

Lene Skole
Executive Vice President, CFO

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Denmark

Investor Relations
Tel. +45 4911 1301
Fax +45 4911 1555
www.coloplast.com

CVR No.
69749917

For further information, please contact

Investors and analysts

Lene Skole
Executive Vice President, CFO
Tel. +45 4911 1665

Ian S.E. Christensen
Head of Investor Relations
Tel. +45 4911 1301/+45 3085 1301
Email: dkisec@coloplast.com

Press and the media

Elisabeth Geday
Head of External Relations
Tel. +45 4911 1922/+45 3085 1922
Email: dkege@coloplast.com

This announcement is available in a Danish and an English-language version.
In the event of discrepancies, the Danish version shall prevail.

Coloplast develops products and services that make life easier for people with very personal and private medical conditions. Working closely with the people who use our products, we create solutions that are sensitive to their special needs. We call this intimate healthcare. Our business includes Ostomy Care, Urology and Continence Care and Wound and Skin Care. We operate globally and employ more than 7,000 people.